

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2024

Zach Davis
Chief Financial Officer
Cheniere Energy, Inc.
845 Texas Avenue, Suite 1250
Houston, Texas 77002

      Re: Cheniere Energy, Inc.
           Registration Statement on Form S-4
           Filed August 22, 2024
           File No. 333-281726

Dear Zach Davis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios at 202-551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: George Vlahakos, Esq.